RECEIVED

2007 AUG -7 A 3:15

FICE OF INTERNATIO
CORPORATE FI... ICE

GYRUS GROUP PLC

410 Wharfedale Road
Winnersh Triangle, Wokingham
Berkshire RG41 5RA
+44 (0) 118 921 9750 TEL
+44 (0) 118 921 9850 FAX
[redacted]roup.com

07025749

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549

2nd August 2007

Dear Sirs,

Continuing Obligations Under Rule 12g3-2(b) (Exemption Number 82-35040)

Further to the exemption granted Gyrus Group Plc pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, please find enclosed copies of the following documents and announcements, which were recently made public:

- Stock Exchange announcement regarding Total Voting Rights dated 31 July 2007.
- Stock Exchange announcement regarding Further re Additional Listing dated 30 July 2007.
- Stock Exchange announcement regarding Additional Listing dated 27 July June 2007.
- Stock Exchange announcement regarding Trading Statement dated 17 July 2007.
- Stock Exchange announcement regarding Total Voting Rights dated 4 July 2007.
- Eight forms on Notice of Allotment of Shares dated 17 July 2007.
- Five forms on Notice of Allotment of Shares dated 20 June 2007.

Yours sincerely,

Yomi Akisanya

Enc.

PROCESSED
AUG 0 8 2007
THOMSON
FINANCIAL

dlw 8/7

Reg. No.: 03234242
Registered Office:
Fortran Road, St. Mellons, Cardiff, CF3 0LT

Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	17:45 31-Jul-07
Number	2647B

GYRUS GROUP PLC

GYRUS GROUP PLC ("the Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 31 July 2007, the issued share capital and voting rights of the Company were as follows:

148,011,038 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 148,011,038.

Shareholders may use the total voting rights figure of 148,011,038 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 July 2007

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

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Regulatory Announcement

Go to market news section

RECEIVED

2007 AUG -7 A 3:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

GYRUS GROUP PLC

Company	Gyrus Group PLC
TIDM	GYG
Headline	Further re Additional Listing
Released	16:58 30-Jul-07
Number	1360B

GYRUS GROUP PLC ("The Company")

Further re Additional Listing

The Company wishes to inform the market that further to the announcement of 27 June 2007 (RNS Number: 0322B), the Company has applied for a block listing for total of 985,064 ordinary shares of 1p each not 985,054 ordinary shares of 1p each as incorrectly stated on 27 June 2007.

The full text of the amended announcement is set out below:

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, today announces that application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 985,064 ordinary shares of 1p each in the Company under the following share option schemes to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The 985,064 shares relate to the following option schemes:

	Shares under the block listing
Gyrus 1997 Approved Share Option Scheme	42,154
Gyrus 1997 Unapproved Share Option Scheme	239,152
Gyrus Group PLC US Stock Option Plan	504,048
Gyrus Savings-Related Share Option Scheme	121,710
Gyrus US Employee Stock Purchase Plan	78,000

The shares will rank pari passu with the existing issued ordinary shares of the Company. It is expected that admission of the block listing will occur on 31 July 2007.

The Company also today announces that it has applied to the UK Listing Authority and the London Stock Exchange for a listing of 161,078 ordinary shares of 1p each in the capital of the Company ("the Shares") to be admitted to the Official List and to trade on the London Stock Exchange. The Shares will be issued pursuant to the Share Sale and Purchase Agreement dated 26th April 2004 and Amendment No.1 of 8th June 2006. Admission is expected to become effective and trading is expected to commence on 31 July 2007.

The Shares will rank pari passu with the existing shares of the Company.

Following this additional listing, the Company's issued share capital will be 148,065,644 ordinary shares of 1p each, and 2,646,370 deferred redeemable shares of 50p each. No shares are held in Treasury.

Contact details:

Name: Yomi Akisanya, Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,

Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Additional Listing
Released	15:34 27-Jul-07
Number	0322B

GYRUS GROUP PLC

GYRUS GROUP PLC ("The Company")

Additional Listing

The Company, a leading supplier of medical devices to reduce trauma and complications in surgery, today announces that application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 985,054 ordinary shares of 1p each in the Company under the following share option schemes to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The 985,054 shares relate to the following option schemes:

	Shares under the block listing
Gyrus 1997 Approved Share Option Scheme	42,154
Gyrus 1997 Unapproved Share Option Scheme	239,152
Gyrus Group PLC US Stock Option Plan	504,048
Gyrus Savings-Related Share Option Scheme	121,710
Gyrus US Employee Stock Purchase Plan	78,000

The shares will rank pari passu with the existing issued ordinary shares of the Company. It is expected that admission of the block listing will occur on 31 July 2007.

The Company also today announces that it has applied to the UK Listing Authority and the London S

The Shares will rank pari passu with the existing shares of the Company.

Following this additional listing, the Company's issued share capital will be 148,065,644 ordinary sh:

Contact details:

Name: Yomi Akisanya, Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

Close

Company	Gyrus Group PLC
TIDM	GYG
Headline	Trading Statement
Released	07:00 17-Jul-07
Number	3375A

17th July 2007

Gyrus Group PLC
Pre-Close Period Statement

Reading, UK - Gyrus Group (GYG.L), a leading supplier of medical devices which reduce trauma and complications in surgery, today provides a pre-close period update ahead of its interim results for the six months to 30th June 2007 on 17th September 2007.

The Group's underlying revenue growth (from continuing operations at constant exchange rates) is expected to be approximately 11%. Reported revenues for the period have been affected by the 10% depreciation in the dollar and are anticipated to have increased 2% to approximately £109 million (H1 2006: £107 million). Although the US dollar remains weak into the second half of 2007, it is currently more comparable to the rate experienced in the second half of 2006. It is anticipated, therefore, that the Group's normal pattern of seasonality, with its weighting in favour of the second half, will resume in 2007 on a reported basis.

The Surgical Division grew US revenues at just under 22%, reflecting strong growth from the portfolio of PK instruments. The Urology & Gynaecology Division continued strongly from the fourth quarter of 2006 to record domestic revenue growth of approximately 11% with PK SuperPulse sales growth of over 50%.

As anticipated at the year-end, the ENT Division was adversely affected by the restructuring of its sales force in late 2006 and revenue from continuing operations declined by approximately 3%. The second generation of the JPlasmaKnife for tonsillectomy was launched in late April and has delivered a good performance in its first two months. It is expected to develop well over the second half of the year.

The Partnered Technologies Division grew by approximately 4% on a constant currency basis against a strong comparative period in 2006. The Group's international businesses grew in aggregate by approximately 9%, following an improved performance from international distributors.

The Surgical Division's launch into general surgery proceeded well in the period with 350 G400 generators being installed into the US, of which approximately 55% were sold and the remainder placed. Total revenue from the PlasmaCision portfolio reached $6.2million representing growth of 120% on H1 2006 ($2.8 million). The PlasmaSeal device for open surgery remained on controlled release pending some design modifications.

It is anticipated that underlying adjusted earnings per share (excluding amortisation of acquired intangible assets, integration costs and deferred tax adjustments) for the six months to 30th June 2007 will be consistent with consensus expectations for the full year.

Roy Davis, Chief Executive of Gyrus, said:

"The first half of 2007 has seen the Group perform well on an underlying constant currency basis with both the Surgical and Urology & Gynaecology Divisions continuing their strong performances. Our new products have shown good growth in their respective markets and, although it is still early days, we have started to make inroads into the general surgery market with multiple products from our proprietary PK technology portfolio. We look forward to continuing our success in the second half of the year."

Enquiries:

Gyrus Group PLC

Roy Davis	CEO	01189 219 750
Simon Shaw	CFO	01189 219 750

Financial Dynamics

Ben Atwell	0207 831 3113

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Total Voting Rights
Released	11:30 04-Jul-07
Number	6407Z

GYRUS GROUP PLC (the Company")

Total Voting Rights

In conformity with Section 5.6.1 of the Disclosure and Transparency Rules, the Company, a leading supplier of medical devices to reduce trauma and complications in surgery, would like to notify the market that as at 30 June 2007, the issued share capital and voting rights of the Company were as follows:

147,904,566 Ordinary 1p shares with voting rights attached (one vote per share);

and 2,646,370 Deferred Redeemable 50p shares without voting rights attached.

No shares are held in Treasury.

Therefore, the total number of voting rights in GYRUS GROUP PLC is 147,904,566.

Shareholders may use the total voting rights figure of 147,904,566 as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

4 June 2007

Contact details:

Name: Yomi Akisanya
Assistant Company Secretary

Address: 410, Wharfedale Road,
Winnersh Triangle,
Wokingham
Berkshire.
RG41 5RA

Telephone: 0118 921 9750

END

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	4000	1500	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£1.975	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3000	5750	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£3.30	£2.025	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMIITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 14,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED
2007 AUG -7 A 3:

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	650	400	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£1.785	£1.550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name GUISEPPE CANTORE Address 110 GAER PARK DRIVE,NEWPORT,SOUTH WALES UK Postcode NP20 3NR	Class of shares allotted ORDINARY	Number allotted 1,050
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED

2007 AUG -7 A 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	150		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.91		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED A/C SCHEMES Address: PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X	Class of shares allotted ORDINARY	Number allotted 150
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS, RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED
2007 JUN -7 A 3:15

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day Month Year	To Day Month Year
	18 06 2007	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	603	175	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£2.025	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 778
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	20	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	808	404	150
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£3.30	£1.55	£2.025

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details		Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX		Class of shares allotted ORDINARY	Number allotted 1,362
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted
Name Address UK Postcode		Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2491		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.73		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,491
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED

2007 AUG -7 A 3:15

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2100		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.73		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Shareholder details	Shares and share class allotted	
Name MRS VERONICA KIRKLAND Address 22 STARMEAD DRIVE, WOKINGHAM, BERKSHIRE UK Postcode RG40 2HX	Class of shares allotted ORDINARY	Number allotted 2,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

RECEIVED
2007 AUG -7 A 3:15
OFFICE OF INTER...

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	07	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1836	2636	120
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.73	£2.55	£2.90

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	**Shares and share class allotted**	
Name CATHERINE MASON Address 51 LAGHAM PARK, SOUTH GODSTONE, SURREY UK Postcode RH9 8EP	Class of shares allotted ORDINARY	Number allotted 2709
Name JULIAN MCGLYNN Address 73 STRATHMORE AVENUE, HITCHIN UK Postcode SG5 1ST	Class of shares allotted ORDINARY	Number allotted 1883
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 17.07.07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118921 9724
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	94784		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£1.975		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 94,784
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/06/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA

410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM,

BERKS. RG41 5RA Tel 0118 921 9724

DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED
2007 AUG -7 A 3:1?

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	30000	15000	34354
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£3.30	£1.595	£1.55

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House — for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	207341	151316	148055
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£2.85	£2.645

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 586,066
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/06/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM
BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

RECEIVED

2007 AUG -7 A 3:15

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	500	2245	1500
Nominal value of each share	1P	1P	1P
Amount (if any) paid or due on each share *(including any share premium)*	£1.91	£3.115	£3.30

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3000	1872	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£1.55	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY ORDINARY	Number allotted 500 8,617
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 20/06/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
for the record

88(2)

RECEIVED

Return of Allotment of Shares

2007 JUN -7 A 3:

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	31	05	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	925		
Nominal value of each share	1P		
Amount (if any) paid or due on each share *(including any share premium)*	£2.135		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES	Class of shares allotted	Number allotted
Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	925
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20/06/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM,
BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	06	2007			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10000	15000	
Nominal value of each share	1P	1P	
Amount (if any) paid or due on each share *(including any share premium)*	£2.85	£2.135	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LTD A/C SCHEMES	Class of shares allotted	Number allotted
Address PO BOX 1025,COMMERCIAL UNION HOUSE,39 PILGRIM STREET,	ORDINARY	10,000
NEWCASTLE UPON TYNE	ORDINARY	15,000
UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20/06/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

YOMI AKISANYA
410, WHARFEDALE ROAD, WINNERSH TRIANGLE, WOKINGHAM,
BERKS. RG41 5RA Tel 0118 921 9724
DX number DX exchange

END